July 19, 2016

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea F. Hahn

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-211728 and 811-22857)

Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933;

Amendment No. 8 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-211729 and 811-22352)

Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933;

Amendment No. 8 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-211733 and 811-22353)

Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933;

Amendment No. 9 to Registration Statement under the Investment Company Act of 1940

Dear Ms. Hahn:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

We respectfully submit this response letter on behalf of each of the Registrants. We believe that the disclosure changes and supplemental responses discussed in this letter fully resolve the matters raised.

Pre-effective amendment No. 1 adds certain audited financial information to the Registration Statements. The Registrants intend to formally request acceleration of effectiveness of the Registration Statements to July 29, 2016.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

General Comments Applicable to All Registrants

1.	Provide a “Tandy” representation with the response letter.

Response: With respect to the Comments, each Registrant acknowledges and agrees that:

●	it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

U.S. Securities and Exchange Commission July 19, 2016 Page 2 of 3

●	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and
●	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Please acknowledge that the Comments relate to all the Registrants.

Response: Each Registrant so acknowledges.

3.	Please confirm that any blanks or incomplete data in the Registration Statement will be completed.

Response: Each Registrant confirms that any blanks or incomplete data in the Registration Statement will be completed in a pre-effective amendment to the Registration Statement.

4.	In the cover page, please revise footnote one to clarify that investors must be accredited investors.

Response:          Footnote one on the cover page of in each Registrant’s Registration Statement has been revised as follows:

(1)         Shares are offered monthly at net asset value (“NAV”), which will vary. Generally, the minimum initial investment in Shares by an investor is $25,000 and subsequent investments must be at least $5,000. These minimums may be reduced for certain investors. Each prospective investor is required to certify that the Shares purchased are being acquired directly or indirectly for the account of an “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, or an investor whose purchase is directed by a registered investment adviser acting in a fiduciary capacity.

5.	Under the sub-section “Investment Program” in the summary section, please state whether the investment objectives are fundamental or non-fundamental, or add a cross-reference to where that is stated elsewhere in the Registration Statement.

Response:          The relevant discussion under “Investment Program” in each Registrant’s Registration Statement has been revised as follows:

The Fund’s primary investment objectives are to provide investors (i) an attractive, long-term rate of return, on an absolute as well as a risk-adjusted basis, (ii) low performance volatility and (iii) minimal correlation with the equity and fixed income markets. In pursuing its investment objectives, the Fund invests substantially all of its assets in Grosvenor Registered Multi-Strategy Master Fund, LLC (the “Master Fund”), a Delaware limited liability company, which, like the Fund, is registered under the 1940 Act. The Master Fund has the same investment objectives and substantially the same investment policies as those of the Fund. This form of investment structure is commonly known as a “master/feeder fund” arrangement. The investment objectives of the Fund and of the Master Fund are not fundamental and may be changed without the approval of investors.

6.	Under “Risk Factors,” it states that “the Master Fund will adhere to its own investment restrictions with respect to concentration when investing in Investment Funds.” Please clarify what those investment restrictions are or provide a cross-reference to whether those are stated elsewhere in the Registration Statement.

U.S. Securities and Exchange Commission July 19, 2016 Page 3 of 3

Response:          The relevant discussion under “Risk Factors” in each Registrant’s Registration Statement has been revised as follows:

An Investment Fund may, in some cases, concentrate its investments in a single industry, group of related industries, asset class or strategy. This increases the sensitivity of such Investment Fund’s investment returns to economic factors affecting that industry, group of industries, asset class or strategy. However, the Master Fund will adhere to its own investment restrictions with respect to concentration when investing in Investment Funds. (See “Investment Policies and Restrictions.”)

7.	In footnote one in the fee table, it states that “[n]o Sales Load is charged to certain types of investors.” Please clarify who those investors are or provide a cross-reference to where that is stated elsewhere in the Registration Statement.

Response:          The Registrants note that the Comment applies to the Registration Statements of the T1 Fund and the T2 Fund. The Registration Statement of the W Fund, which does not charge a sales load, does not include the referenced disclosure. Footnote one in the fee table in the Registration Statement of each of the T1 Fund and the T2 Fund has been revised to add the following cross-reference: (See “Purchasing Shares.”)

8.	In the sub-section “Investment Strategy” under “Investment Program” in the body of the Prospectus, please add disclosure regarding the Fund’s concentration policy.

Response:          Each Registrant has added the following sentence in the final paragraph under of “Investment Strategy” under “Investment Program”:

The Investment Managers utilized by the Master Fund may invest and trade in a wide range of instruments and markets and may pursue various investment strategies. The Investment Managers may use various investment techniques for hedging and non-hedging purposes. For example, an Investment Manager may sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions. The use of these techniques may be an integral part of an Investment Manager’s investment program, and involve certain risks. Certain Investment Managers may use leverage, which also entails risk, including significant amounts of leverage, as Investment Funds may not be subject to any limits on the amount of leverage that they can employ. The Investment Funds in which the Master Fund invests are not subject to the investment restrictions of the Fund or the Master Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act. The Master Fund may invest in Investment Funds offered as private funds in the United States that are not subject to substantial regulation in other countries as well as Investment Funds that are subject to substantial regulation such as UCITS funds based in the European Union which adhere to the European Union Undertakings for Collective Investment in Transferable Securities as implemented by the jurisdiction where the Investment Fund is based. Neither the Fund nor the Master Fund will invest 25% or more of the value of their total assets in Investment Funds that focus on investing in any single industry or group of related industries.

Thank you for your attention to these matters. If you have any questions regarding these comments, please feel free to call me at (617) 951-9209 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Pablo J. Man
Pablo J. Man